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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-27082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford (City) CT (State) 06905-4317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Reedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Terra Securities Corporation as of *December 31, 2003*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

President and CEO

Title

Notary Public 2-12-04

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-16-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Terra Securities Corporation:

We have audited the accompanying balance sheets of Terra Securities Corporation (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder's interest and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Securities Corporation as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

TERRA SECURITIES CORPORATION

Balance Sheets

December 31, 2003 and 2002

(Dollar amounts in thousands, except share amounts)

Assets		**2003**	**2002**
Cash and cash equivalents	$	5,418	5,466
Warrants at cost		20	20
Receivable from affiliate		956	—
Deferred tax asset		521	394
Other receivables		233	301
Total assets	$	7,148	6,181
Liabilities and Shareholder's Interest			
Liabilities:			
Commissions payable	$	488	1,302
Payable to affiliates		1,385	84
Current income tax payable to affiliate		675	883
Deferred compensation payable		1,357	1,036
Other liabilities		160	57
Total liabilities		4,065	3,362
Shareholder's interest:			
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		8	8
Additional paid-in capital		188	188
Retained earnings		2,887	2,623
Total shareholder's interest		3,083	2,819
Total liabilities and shareholder's interest	$	7,148	6,181

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION

Statements of Income

Years ended December 31, 2003 and 2002

(Dollar amounts in thousands)

		2003	2002
Revenues:			
Commissions from nonaffiliate product sales	$	17,491	15,805
Commissions from affiliate product sales		4,228	4,012
Other revenue		2,199	2,681
Total revenues		23,918	22,498
Expenses:			
Commissions on nonaffiliate product sales		13,404	12,136
Commissions on affiliate product sales		2,589	2,814
Management fees to affiliate		5,138	5,367
Regulatory fees and expenses		476	460
Other		1,047	872
Total expenses		22,654	21,649
Income before income tax expense		1,264	849
Income tax expense		500	336
Net income	$	764	513

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION

Statements of Changes in Shareholder's Interest

Years ended December 31, 2003 and 2002

(Dollar amounts in thousands, except share amounts)

	Common stock		Additional paid-in capital	Retained earnings	Total shareholder's interest
	Shares	Par value			
Balance at December 31, 2001	100	$ 8	188	2,110	2,306
Net income	—	—	—	513	513
Balance at December 31, 2002	100	8	188	2,623	2,819
Dividend paid	—	—	—	(500)	(500)
Net income	—	—	—	764	764
Balance at December 31, 2003	100	$ 8	188	2,887	3,083

See accompanying notes to financial statements.

TERRA SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2003 and 2002

(Dollar amounts in thousands)

		2003	2002
Cash flows from operating activities:			
Net income	$	764	513
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax benefit		(127)	(223)
Change in certain assets and liabilities:			
Decrease (increase) in:			
Other receivables		68	324
Prepaid expenses		—	440
Receivable from affiliates		(956)	158
Increase (decrease) in:			
Commissions payable		(814)	(98)
Payable to affiliates		1,301	(395)
Current income taxes payable to affiliate		(208)	21
Deferred compensation payable		321	293
Other liabilities		103	(49)
Net cash provided by operating activities		452	984
Cash provided by investing activities – sale of equity securities		—	105
Cash used in financing activities – dividend paid		(500)	—
Net (decrease) increase in cash and cash equivalents		(48)	1,089
Cash and cash equivalents at beginning of year		5,466	4,377
Cash and cash equivalents at end of year	$	5,418	5,466
Supplemental information:			
Income taxes paid to parent	$	835	538

See accompanying notes to financial statements.

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Terra Securities Corporation (the Company), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is one of two wholly owned subsidiaries of the Terra Financial Companies, Ltd. (Terra). On November 28, 2003, Terra became a direct wholly owned subsidiary of GNA Corporation (GNAC), which is a direct wholly owned subsidiary of General Electric Financial Assurance Holdings, Inc. (GEFAHI), which is a direct wholly owned subsidiary of General Electric Capital Services, Inc. (GECS), which is a direct wholly owned subsidiary of General Electric Capital Corporation (GECC), which is a direct wholly owned subsidiary of General Electric Company.

The Company is an introducing broker/dealer. According to the Net Capital Rule 15c3-1, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm.

The Company derives approximately 20% of its revenues from related parties in performing various brokerage services. The accompanying financial statements might not necessarily be indicative of the Company's financial condition results or operations had the Company operated on an autonomous basis during the years ended December 31, 2003 and 2002.

On November 18, 2003, General Electric Company (GE) announced its intention to pursue an initial public offering (IPO) of a new company named Genworth Financial, Inc. (Genworth Financial). In connection with the IPO, GE will transfer substantially all of the life and mortgage insurance businesses currently operating within GE Financial Assurance Holdings, Inc. (GE Financial) and GE Mortgage Insurance (both U.S. and international) including the Company, to Genworth Financial. GE plans to complete the IPO in the first half of 2004, subject to market conditions and receipt of various regulatory approvals.

(b) Revenues and Expenses

The Company retails mutual funds and variable annuities from several vendors. Commission income from vendors and expenses to agents related to the sale of these funds is recorded on a trade date basis. In addition, the Company pays a management fee based on the Company's net income to Terra for administrative services such as marketing, advertising, personnel support and facility expenses.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(Continued)

(Dollar amounts in thousands)

(d) ***Warrants***

Warrants represent the purchase of 1,500 warrants to purchase common stock of the NASDAQ Stock Market, Inc. at exercise prices ranging between $13 and $16 on dates ranging from June 28, 2002 to June 28, 2005. Each tranche has a one-year price window in which it can be exercised. The tranche of $13 that opened on June 28, 2002 closed at 5:00 pm on June 27, 2003 and was not exercised. The remaining tranches range in price from $14 – $16 with the last tranche expiring at 5:00 pm on June 27, 2006. These securities are carried at cost, which approximates fair value.

(e) ***Deferred Compensation Payable***

Deferred compensation payable represents commission deferred by agents under a nonqualified deferred compensation plan plus interest thereon. The Company credited the deferred compensation balances at 4.00% and 5.75% for the years ended December 31, 2003 and 2002, respectively. The Company made no discretionary contributions to the Plan in 2003 or 2002.

(f) ***Liabilities Subordinated to Claims of General Creditors***

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2003 and 2002 and, therefore, has not included a statement of changes for such activities.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(2) Income Taxes

The Company is included in the consolidated federal income tax return filed by General Electric Company. Income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received accordingly. The amounts of current and deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The total federal and state income tax expense for the year ended December 31 consisted of the following components:

		2003	2002
Current federal and state income tax expense	$	627	559
Deferred federal and state income tax benefit		(127)	(223)
Total income tax expense	$	500	336

(Continued)

(Dollar amounts in thousands)

The following reconciles the federal statutory tax rate to the reported income tax:

	2003	2002
Expected federal income tax expense computed at statutory corporate tax rate	35.0%	35.0%
State income tax, net of federal benefit	4.6	4.6
Total federal and state income tax expense	39.6%	39.6%

The deferred income tax benefit results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The principal difference relates to deferred compensation. Based on an analysis of the Company's tax position, no valuation allowance for the deferred tax asset was deemed necessary as of December 31, 2003 and 2002.

(3) Financial Instruments

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Commitments and Contingencies

During the normal course of business, the Company may be subject to litigation as a result of transactions with customers. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

(5) Related-Party Transactions

During 2003 and 2002, the Company incurred and paid $5,138 and $5,367, respectively, to affiliated companies for marketing, administrative and general office support.

The Company paid a $500 dividend to its sole shareholder, Terra, on June 27, 2003. The Company did not pay dividends to its parent, Terra, in 2002.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company's ratio of aggregate indebtedness to net capital was 2.99 to 1 and 1.60 to 1, respectively.

TERRA SECURITIES CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	3,083
Deduction of nonallowable assets:		
Nonmarketable warrants		(20)
Other receivable		(1,078)
Haircut on securities		(104)
Deferred tax asset		(521)
Net capital	$	1,360
Total aggregate indebtedness	$	4,065
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or	$	271
minimum net capital requirements of Company		50
Net capital requirement	$	271
Excess net capital – net capital less net capital requirement	$	1,089
Excess net capital at 1000% – net capital less 10% of total aggregate indebtedness	$	953
Ratio: Aggregate indebtedness to net capital		2.99 to 1

Net capital as reported in the unaudited FOCUS report differs from net capital as computed above as follows:

		Total aggregate indebtedness	Net capital
As reported with Part IIA (unaudited) FOCUS Report	$	3,349	2,076
Adjustment of management fee		716	(716)
	$	4,065	1,360

See accompanying independent auditors' report.

Schedule 2

TERRA SECURITIES CORPORATION

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Terra Securities Corporation is exempt under Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

Schedule 3

TERRA SECURITIES CORPORATION

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Terra Securities Corporation does not maintain physical possession or control of customers' fully paid and excess margin securities.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 20, 2004

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Terra Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Terra Securities Corporation (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004